Filed by Nuveen Municipal High Income Opportunity Fund
(Commission File No. 333-290590)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund
(Commission File No. 811-09455)

Common and preferred shareholders of Nuveen Missouri Quality Municipal Income Fund (NOM), Nuveen Pennsylvania Quality Municipal Income Fund (NQP), and Nuveen Municipal High Income Opportunity Fund (NMZ) have approved a proposal to merge the funds. The meeting for Nuveen New Jersey Quality Municipal Income Fund (NXJ) shareholders to vote on the proposal has been adjourned to March 19, 2026 to allow for additional vote solicitation.